SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Change in Shareholding Ownership

São Paulo, July 25, 2022 – GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”) (NYSE: GOL and B3: GOLL4), under the article 12 of CVM Instruction no44, from august 23, 2021, (“Resolução CVM no44), hereby informs its shareholders as well as the market that has received a correspondence of Capital International Investors (“CII”), the independent investment division of Capital Research and Management Company, a company under the laws of USA, headquartered at 333, South Hope Street, Los Angeles, California, 90071, United States of America, having JP Morgan S.A. Distribuidora de Títulos e Valores Mobiliários S.A., registered under CNPJ/ME no 33.851.205/0001-30 and Citibank Distribuidora de Títulos e Valores Mobiliários S.A., registered under CPNJ/ME no 33.868.957/0001-40, as legal representatives in Brazil, informing that reduced its interests in preferred shares (“PN Shares”) and American Depositary Receipts (“ADRs”), representing PN Shares issued by the Company.

CII held 21,468,900 of the Company’s PN Shares, corresponding to 6.38% and due to the transactions mentioned above, now holds 11,760,584 of the Company’s PN Shares and ADRs, equivalent to 3.49%. This is a minority investment that does not change the capital stock of the Company’s control or management structure. The original release is attached in this document

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

Sobre a GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL is the largest airline in Brazil, leader in the corporate and leisure segments. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transportation. The Company has alliances with American Airlines and Air FranceKLM, besides several codeshare and interline agreements available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”, GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, GOLLOG delivers orders to different regions in Brazil and abroad. The Company has a team of 14,000 highly qualified aviation professionals focused on Safety, GOL’s #1 value, and operates a standardized fleet of 142 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ri.

1

COMUNICADO

Em cumprimento ao que estabelece o artigo 12, caput, da Resolução CVM nº 44, de 23.8.2021, conforme alterada, Capital International Investors ("CII"), na qualidade de divisão independente de investimentos da Capital Research and Management Company, sociedade constituída e existente de acordo com as leis dos Estados Unidos da América, com sede em 333, South Hope Street, Los Angeles, Califórnia 90071, Estados Unidos da América, na qualidade de holding de sociedades administradoras de investimento no exterior, tendo como representante legal no Brasil o J.P. Morgan S.A. Distribuidora de Títulos e Valores Mobiliários, inscrito no CNPJ/ME sob o nº 33.851.205/0001-30, e o Citibank Distribuidora de Títulos e Valores Mobiliários S.A., inscrito no CNPJ/ME sob o nº 33.868.597/0001-40, vem pela presente informar que reduziu a participação que administra em ações preferenciais ("Ações PN") e *American Depositary Receipts* ("ADRs") representativos de Ações PN de emissão da Gol Linhas Aéreas Inteligentes S.A., companhia aberta, inscrita no CNPJ/ME sob o nº 06.164.253/0001-87 ("Companhia").

CII administrava 21.468.900 Ações PN da Companhia, correspondentes a 6,38% dessa espécie de ação e, em decorrência das operações acima mencionadas, passou a administrar um total de 11.760.584 Ações PN e ADRs da Companhia, que representam 3,49% dessa espécie de ação, das quais 2.019.796 Ações PN e ADRs são objeto de empréstimo. Trata-se de um investimento minoritário que não altera a composição do controle ou a estrutura administrativa da Companhia.

Presentemente, não há uma quantidade de ações da Companhia visada pela CII. Não há outros valores mobiliários e instrumentos financeiros derivativos referenciados em tais ações detidas, direta ou indiretamente, pela CII ou pessoa a ela ligada, nem qualquer acordo ou contrato regulando o exercício do direito de voto ou a compra e venda de valores mobiliários de emissão da Companhia em que CII ou pessoa a ela ligada seja parte.

7 de julho de 2022

CAPITAL INTERNATIONAL INVESTORS

PINHEIRONETO
ADVOGADOS

SÃO PAULO
R. Hungria, 1.100
01455-906
São Paulo - SP
t. +55 (11) 3247 8400

RIO DE JANEIRO
R. Humaitá, 275
16º andar
22261-005
Rio de Janeiro - RJ
t. +55 (21) 2506 1600

BRASÍLIA
SAFS, Quadra 2 Bloco B
Ed. Via Office - 3º andar
70070-600
Brasília - DF
t. +55 (61) 3312 9400

PALO ALTO
228 Hamilton Avenue,
3rd floor
CA 94301 USA
t. +1 650 798 5068

TÓQUIO
1-6-2 Marunouchi,
Chiyoda-ku, 21st floor
100-0005
Tokyo - Japan
t. +81 (3) 3216 7191

São Paulo, 7 de julho de 2022.

REF.:
Redução de Participação Acionária

Para
Gol Linhas Aéreas Inteligentes S.A.
At.: Sr. Richard F. Lark, Jr.
Diretor de Relações com Investidores
Praça Comandante Linneu Gomes, s/n, prédio 24, Jardim Aeroporto
04626-020, São Paulo – SP
E-mail: ri@voegol.com.br

Prezados Senhores,

Na qualidade de advogados da Capital International Investors ("CII"), divisão independente de investimentos da Capital Research and Management Company, em cumprimento ao que estabelece o 12, caput, da Resolução CVM nº 44, de 23.8.2021, conforme alterada ("Resolução CVM 44"), vimos pela presente informar que a CII reduziu a participação que administrava em ações preferenciais ("Ações PN") e *American Depositary Receipts* ("ADRs") representativos de Ações PN de emissão da Gol Linhas Aéreas Inteligentes S.A. ("Companhia"), passando a administrar um total de 11.760.584 Ações PN da Companhia, que representam 3,49% dessa espécie de ação.

Solicitamos a V. Sas, nos termos do artigo 12, parágrafo 6º, da Resolução CVM 44, que as informações contidas no comunicado anexo sejam transmitidas à CVM e à BM&FBOVESPA, mediante o envio de Comunicado ao Mercado, no tipo "Aquisição/Alienação de Participação Acionária (artigo 12 da Resolução CVM 44) de acordo com o estabelecido no item 4.9 do Ofício-Circular/Anual-2022-CVM/SEP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer